UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 11, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK INSPECTION AND METROLOGY SOLUTIONS SELECTED BY A LEADING GLOBAL IDM

MIGDAL HAEMEK, Israel – January 11, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today that one of the world’s top Integrated Circuits (IC) manufacturers recently selected Camtek’s most advanced inspection and metrology equipment for its global fabrication sites. Following the selection, Camtek has already received initial multiple orders and expect additional business during 2021 and beyond.

Camtek’s most advanced Eagle 2D plus 3D model was chosen due to its unique combination of inspection and metrology, enhanced by cutting-edge algorithms and equipment modularity and flexibility. Camtek’s solutions are expected to be implemented in the customer’s development and production sites globally.

Rafi Amit, Chief Executive Officer, commented, “This major selection by one of the world’s leading semiconductor players serves as further evidence of our innovation leadership. Camtek’s solution was selected due to its differentiated technology and solution flexibility, which allows the customer to better control their development and manufacturing.”

ABOUT CAMTEK LTD.

Camtek is a leading developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry.

Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end, and up to the beginning of assembly (Post Dicing).
Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS and RF, serving the industry’s leading global IDMs, OSATs and foundries.

Camtek’s world-class sales and customer support infrastructure is organized around eight subsidiaries based in the US, Europe, Japan, China, Hong Kong, Taiwan, Korea and Singapore.
This press release is available at www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.

Although Camtek believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements, including Camtek’s outlook for the first half of 2021 and orders expected to be delivered, will be achieved or will occur. Except as required by law, Camtek undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this press release, to conform these statements to actual results or to changes in its expectations.